# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rising Dragon Acquisition Corp., CIK 0002018145
CUSIP: G7576K123
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: No. 604, Yixing Road, Wanbolin District, Taiyuan City, China (F4), 030000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-237146
Filed by CIK 0001910592

## Reporting persons
- Harraden Circle Investments, LLC: type of reporting person: other (OO), parent holding company or control person (HC), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harraden Circle Investors GP, LP: type of reporting person: partnership (PN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harraden Circle Investors GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harraden Circle Investors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Harraden Circle Special Opportunities, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Frederick V. Fortmiller, Jr.: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Rising Dragon Acquisition Corp.
Address of issuer's principal executive offices: No. 604, Yixing Road, Wanbolin District, Taiyuan City, China, 030000

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i) Harraden Circle Investments, LLC ("Harraden Adviser");
ii) Harraden Circle Investors GP, LP ("Harraden GP");
iii) Harraden Circle Investors GP, LLC ("Harraden LLC");
iv) Harraden Circle Investors, LP ("Harraden Fund"),
v) Harraden Circle Special Opportunities, LP ("Harraden Special Op Fund"); and
vi) Frederick V. Fortmiller, Jr. ("Mr. Fortmiller")

This Statement relates to Shares (as defined herein) directly beneficially owned by Harraden Fund and Harraden Special Op Fund. Harraden GP is the general partner to Harraden Fund and Harraden Special Op Fund, and Harraden LLC is the general partner of Harraden GP. Harraden Adviser serves as investment manager to Harraden Fund, Harraden Special Op Fund and other high net worth individuals. Mr. Fortmiller is the managing member of each of Harraden LLC and Harraden Adviser. In such capacities, each of Harraden GP, Harraden LLC, Harraden Adviser and Mr. Fortmiller may be deemed to indirectly beneficially own the Shares reported herein directly beneficially owned by Harraden Fund and Harraden Special Op Fund.
Address of principal business office or, if none, residence: 299 Park Avenue, 21st Floor, New York, NY 10171
Citizenship: Each of Harraden Fund, Harraden Special Op Fund and Harraden GP is a Delaware limited partnership. Each of Harraden LLC and Harraden Adviser is a Delaware limited liability company. Mr. Fortmiller is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harraden Circle Investments, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (02/14/2025)
- Harraden Circle Investors GP, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner (02/14/2025)
- Harraden Circle Investors GP, LLC: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member (02/14/2025)
- Harraden Circle Investors, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (02/14/2025)
- Harraden Circle Special Opportunities, LP: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr., managing member; Harraden Circle Investors GP, LLC, general partner; Harraden Circle Investors GP, LP, general partner (02/14/2025)
- Frederick V. Fortmiller, Jr.: /s/ Frederick V. Fortmiller, Jr., Frederick V. Fortmiller, Jr. (02/14/2025)
Comment: Explanatory Note: This Amendment is being filed to report that the Reporting Persons have ceased to be the beneficial owners of more than five percent of the outstanding shares of Class A common stock of the "Issuer". This Amendment constitutes an exit filing for the Reporting Persons.